                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)*


                              BANK PLUS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Company)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    064446107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 28 Pages                                     Exhibit Index at page 25

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    985,146 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    985,146 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               985,146 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Capital, Inc. / 52-1891904

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    985,146 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    985,146 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               985,146 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    711,576 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    711,576 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               711,576 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 4 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hovde Capital, L.L.C. /  91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    711,576 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    711,576 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               711,576 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 5 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hancock Park Acquisition, L.P. / 36-4081806

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    778,760 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    778,760 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               778,760 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 6 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Hancock Park Acquisition, L.L.C. /  36-4068512

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    778,760 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    778,760 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               778,760 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 7 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Western Acquisition Partners, L.P. / 36-4081807

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    0 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 8 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Western Acquisitions, L.L.C. / 36-4068258

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    0 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 9 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Pacific Financial Investors, Ltd. / 91-1885722

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    42,791 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    42,791 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               42,791 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.2%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 10 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    2,518,273 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    2,518,273 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,518,273 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(1) Of the 2,518,273 Shares beneficially owned by Eric D. Hovde 985,146 are as
President of Hovde Capital, Inc., 711,576 are as a Managing Member of Hovde
Capital, L.L.C., 778,760 are as Managing Member of Hancock Park Acquisition,
L.L.C., and 42,791 are as a Managing Member of Pacific Financial Investors, Ltd.

Page 11 of 28 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Steven D. Hovde

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only
-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e) [  ]
-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    2,518,273 SHARES
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    2,518,273 SHARES
-------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,518,273 SHARES
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.9%
------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(2) Of the 2,518,273 Shares beneficially owned by Steven D. Hovde 985,146 are as
Chairman and CEO of Hovde Capital, Inc., 711,576 are as a Managing Member of
Hovde Capital, L.L.C., 778,760 are as Executive Vice President of Hancock Park
Acquisition, L.L.C., and 42,791 are as a Managing Member of Pacific Financial
Investors, Ltd.

Page 12 of 28 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (collectively, the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. (collectively, the "General Partners"), Eric D. Hovde, Steven D. Hovde and Pacific Financial Investors, Ltd. ("Pacific"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P. Pacific Financial Investors, Ltd. is a Nevada limited liability company formed for the purpose of investing in the equity securities of various financial institutions and to engage in all other lawful purposes.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares solely through ownership of an interest in, and positions as directors and officers of the other Reporting Persons listed above. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for Pacific, the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

           The Reporting Persons have disposed of the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Company

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of December 17, 2001, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,510,539 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the respective Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partners acting through their chief executive officer, president and/or managing member. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. Therefore, as a result of their ownership interest in, and positions as directors and officers of the other Reporting Persons, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partners, their executive officers or controlling persons beneficially own any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of December 17, 2001, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    Addendum to NationsBanc Montgomery Securities
               Customer Agreement
               [OMITTED - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT -
               NON PUBLIC INFORMATION HAS BEEN FILED WITH THE COMMISSION]
               (Incorporated by reference to Amendment No. 3, filed with the Securities and Exchange Commission (the "Commission") on December
               4, 1998)

Page 14 of 28 Pages

Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit H -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit I -    Customer Agreement between NationsBanc Montgomery Securities and
               Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit J -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit K -    Partnership Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit L -    Customer Agreement between NationsBanc Montgomery Securities and
               Western Acquisition Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit M -    Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit N -    Partnership Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit O -    Customer Agreement between NationsBanc Montgomery Securities and
               Pacific Financial Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on January 25, 1999)

Page 15 of 28 Pages

Exhibit P -    Prime Broker Agreement between NationsBanc Montgomery Securities and Pacific Financial Investors, Ltd. (Incorporated by reference to Amendment No. 5, filed with the Commission on January 25,
               1999)
Exhibit Q -    Limited Liability Company Agreement between NationsBanc
               Montgomery Securities and Pacific Financial Investors, Ltd.
               (Incorporated by reference to Amendment No. 5, filed with the
               Commission on January 25, 1999)
Exhibit R -    Settlement Agreement between Reporting Persons and Bank Plus
               Corporation, dated as of March 26, 1999 (Incorporated by reference to Amendment #9, filed with the Commission on March 30,
               1999).


Page 16 of 28 Pages

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

Page 17 of 28 Pages

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                                   Eric D. Hovde
                         Its:      Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                         -------------------------------------------------



Dated:    12/14/2001
          ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution                   Limited partnership formed to make
Partners, L.P.                          investments primarily in equity
                                        securities of financial institutions.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Organized: State of Delaware

Hovde Capital, Inc.                     Corporation formed to serve as the
                                        general partner of Financial Institution
                                        Partners, L.P.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Incorporated: State of Delaware

Financial Institution                   Limited partnership formed to make
Partners II, L.P.                       investments primarily in equity
                                        securities of financial institutions and
                                        financial services companies.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Organized: State of Delaware

Hovde Capital, L.L.C.                   Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners II, L.P.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Organized: State of Nevada

Hancock Park Acquisition, L.P.          Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Page 19 of 28 Pages


Hancock Park Acquisition, L.L.C.        Limited liability company formed to
                                        serve as the general partner of Hancock
                                        Park Acquisition, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Western Acquisition Partners, L.P.      Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Western Acquisitions, L.L.C.            Limited liability company formed to
                                        serve as the general partner of Western
                                        Acquisition Partners, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Pacific Financial Investors, Ltd.       Limited liability company formed to make
                                        investments primarily in equity
                                        securities of financial institutions and
                                        to engage in all other lawful purposes.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Nevada


Page 20 of 28 Pages

    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(3)  Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO and a director of Hovde Capital, Inc.; President and Treasurer of Hovde Capital, L.L.C., Executive VP and Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP and Treasurer of Western Acquisitions, L.L.C.; President and Treasurer of Pacific.
(4) Eric D. Hovde is affiliated with the following Reporting Persons: President and a director of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.; Chairman and CEO of Pacific.


Page 21 of 28 Pages

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $4,280,912.91       $2,140,456.46/      Working Capital/
Institution                             $2,140,456.45       Margin Account(5)
Partners, L.P.

Hovde Capital,      $4,280,912.91       $2,140,456.46/      Working Capital/
Inc.                                    $2,140,456.45       Margin Account of
                                                            Affiliate(5)

Financial           $3,076,647.75       $1,538,323.88/      Working Capital/
Institution                             $1,538,323.87       Margin Account(6)
Partners II, L.P.

Hovde Capital,      $3,076,647.75       $1,538,323.88/      Working Capital/
L.L.C.                                  $1,538,323.87       Margin Account of
                                                            Affiliate(6)

Hancock Park        $3,955,322.72       $1,977,661.36/      Working Capital/
Acquisition, L.P.                       $1,977,661.36       Margin Account(7)

Hancock Park        $3,955,322.72       $1,977,661.36/      Working Capital/
Acquisition, L.L.C.                     $1,977,661.36       Margin Account of
                                                            Affiliate(7)

Western Acquisition $0.00               $0.00/              Working Capital/
Partners, L.P.                          $0.00               Margin Account

Western             $0.00               $0.00/              Working Capital/
Acquisitions, L.L.C.                    $0.00               Margin Account of
                                                            Affiliate

Pacific Financial   $184,665.68         $92,332.84/         Working Capital/
Investors, Ltd.                         $92,332.84          Margin Account(8)


-----------------------------------------------------
(5) $2,140,456.45 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(6) $1,538,323.87 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(7) $1,977,661.36 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(8) $92,332.84 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.


Page 22 of 28 Pages

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         985,146                       5.0%
Partners, L.P.

Hovde Capital, Inc.           985,146                       5.0%

Financial Institution         711,576                       3.6%
Partners II, L.P.

Hovde Capital, L.L.C.         711,576                       3.6%

Hancock Park                  778,760                       4.0%
Acquisition, L.P.

Hancock Park                  778,760                       4.0%
Acquisition, L.L.C.

Western Acquisition           0                             0.0%
Partners, L.P.

Western Acquisitions,         0                             0.0%
L.L.C.

Pacific Financial             42,791                        0.2%
Investors, Ltd.

Eric D. Hovde                 2,518,273                     12.9%

Steven D. Hovde               2,518,273                     12.9%
-------------------------------------------------------------------------------
Aggregate Shares Held by      2,518,273                     12.9%
Reporting Persons

Page 23 of 28 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of December 17, 2001:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Financial      12/12/01       35,000    $7.1000        Sell           NITE
Institution
Partners, L.P. 12/11/01       50,000    $7.1000        Sell           NITE

               10/22/01       1,000     $7.0900        Sell           REDI

Hancock        12/04/01       7,500     $7.1000        Sell           NITE
Park
Acquisition,   11/29/01       5,000     $7.1000        Sell           JEFF
L.P.

Financial      11/14/01       5,000     $7.1300        Sell           REDI
Institution
Partners       11/13/01       5,000     $7.1300        Sell           REDI
II,L.P.
               11/12/01       3,100     $7.1300        Sell           REDI

               11/06/01       8,000     $7.1275        Sell           REDI

               11/05/01       6,000     $7.1183        Sell           REDI

               11/02/01       10,000    $7.1004        Sell           REDI

               10/31/01       39,300    $7.0975        Sell           REDI

               10/29/01       1,000     $7.0900        Sell           REDI

               10/24/01       20,000    $7.0500        Sell           JEFF

Page 24 of 28 Pages

                                  EXHIBIT INDEX

                                                                 Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)       27

Exhibit B -    Addendum to NationsBanc Montgomery Securities
               Customer Agreement
               [OMITTED - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT - NON-PUBLIC
               INFORMATION ON FILE WITH THE COMMISSION]
               (Incorporated by reference to Amendment No. 3,
               filed with the Commission on
               December 4, 1998) (9)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit H -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit I -    Customer Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Page 25 of 28 Pages


Exhibit J -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit K -    Partnership Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit L -    Customer Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit M -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit N -    Partnership Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit O -    Customer Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit P -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit Q -    Partnership Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit R -    Settlement Agreement between the Reporting
               Persons and Bank Plus Corporation, dated as of
               March 26, 1999 (Incorporated by reference to
               Amendment No. 9, filed with the Commission on
               March 30, 1999)


------------------------------------------
(9) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. The non-public information has been filed with the Commission.

Page 26 of 28 Pages

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Company.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

Pages 27 of 28 Pages

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                         -------------------------------------------------

                         Steven D. HOVDE

                                   /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    12/17/2001
          -------------

Page 28 of 28 Pages